SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 2 (this “Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”), as amended and supplemented from time to time. The 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information to be Furnished.

Subsection (h) of Item 8 of the 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the last paragraph under subsection (h) of Item 8:

A putative shareholder class action complaint was filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12. The complaint, which was amended on November 26, 2012, names as defendants the Company, the Individual Defendants and Acquisition Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that the Company and Acquisition Sub aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in the Company and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction, imposition of a constructive trust upon any benefits received by defendants as a result of their allegedly wrongful conduct, an accounting of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys’ and experts’ fees and expenses. The foregoing is qualified in its entirety by reference to the amended complaint, which is filed as Exhibit (a)(13).

A putative shareholder class action complaint was filed on November 14, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dharna v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12. The complaint names as defendants the Company, the Individual Defendants, Sun Pharma and Acquisition Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that Sun Pharma aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in the Company and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an injunction against the Individual Defendants from initiating any defensive measures, an accounting of all damages allegedly suffered by the shareholders, and an award of the costs, fees and disbursements incurred by the shareholders in bringing the action, including attorneys’ and experts’ fees and expenses. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(14).

A purportedly verified putative shareholder class action complaint was filed on November 15, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. Docket No. C-96-12. The complaint names as defendants the Company, the Individual Defendants, Sun Pharma and Acquisition Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that Sun Pharma and Acquisition Sub aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in the Company and by contractually preventing a higher offer from other interested buyers. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction unless and until the Company adopts or implements a procedure or process to enter into a merger agreement in a form satisfactory to the shareholders, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an accounting by the Individual Defendants of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys’ and experts’ fees. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(15).

A putative shareholder class action complaint was filed on November 30, 2012 in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al. The complaint names as defendants the Company, the Individual Defendants and Acquisition Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that Acquisition Sub aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in the Company and by contractually preventing a higher offer from another interested buyer, and by failing to provide the shareholders with all information material to the proposed transaction. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction unless and until the Company adopts or implements a procedure or process to enter into a merger agreement in a form satisfactory to the shareholders, rescission (in the event the proposed transaction has been consummated prior to entry of a final judgment) or rescissory damages, an accounting by the Individual Defendants of all damages allegedly suffered by the shareholders, and an award of the costs and disbursements incurred by the shareholders in bringing the action, including attorneys’ and experts’ fees. The foregoing is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(16).

Item 9. Exhibits.

Item 9 of the 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

Exhibit (a)(13)	Amended Class action complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Stein v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-97-12.

Exhibit (a)(14)	Class action complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Dharna v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-98-12.

Exhibit (a)(15)	Class action complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Hagen v. DUSA Pharmaceuticals, Inc., et. al., Docket No. C-96-12.

Exhibit (a)(16)	Class action complaint filed in the Superior Court of New Jersey, Chancery Division, Mercer County captioned Bourne v. DUSA Pharmaceuticals, Inc., et. al.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2012

DUSA PHARMACEUTICALS, INC.

By:	/s/ Richard C. Christopher
Name:	Richard C. Christopher
Title:	Vice President, Finance and Chief Financial Officer